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07001861

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39031

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDDLEGATE SECURITIES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 WEST 40th STREET, FOURTH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. STEVEN OSTROFSKY 212-382-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LESHKOWITZ & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

270 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, STEVEN OSTROFSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDDLEGATE SECURITIES LTD., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH LEVY
Notary Public, State of New York
No. 01LE6102747
Qualified in Kings County
Commission Expires 12/08/2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

* * * * *

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006 AND 2005

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N. Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditor's Report

To the Board of Directors of
Middlegate Securities Ltd.

We have audited the accompanying statements of financial condition of Middlegate Securities Ltd. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
February 23, 2007

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ **338,136**	$ 4,346,727
Securities owned, at market value	**278,773**	318,186
Receivable from clearing brokers, net	**3,405,653**	384,471
Loans receivable from affiliates, including accrued interest of $182,783 and $118,689, respectively	**7,281,004**	8,246,088
Due from other related parties	**450,800**	453,803
Due from affiliates	**49,105**	-
Prepaid income taxes	**-**	123,550
Prepaid expenses and other current assets	**62,546**	124,585
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $1,033,818 and $904,589, respectively	**215,575**	334,042
Restricted collateral deposit	**60,000**	60,000
Security deposits	**52,880**	32,134
Total assets	$ **12,194,472**	$ 14,423,586

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Liabilities:		
Obligations under capital leases	$ **37,500**	$ 79,730
Income taxes payable	**28,298**	-
Retirement plan contributions payable	**219,963**	128,221
Accrued expenses payable	**400,895**	310,861
Deferred rent payable	**135,044**	6,949
Security deposit payable	**8,298**	-
Due to affiliate	**-**	1,400,000
Due to stockholders	**305,800**	1,047,500
Total liabilities	**1,135,798**	2,973,261
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	**150,000**	150,000
Retained earnings	**10,908,674**	11,300,325
Total stockholders' equity	**11,058,674**	11,450,325
Total liabilities and stockholders' equity	$ **12,194,472**	$ 14,423,586

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenues:		
Commissions	**$ 8,853,059**	$ 9,252,639
Principal transactions	**11,323**	153,971
Syndications	**18,000**	1,187,370
Interest and dividends	**2,739,517**	3,498,742
Other income	**314,000**	-
Total revenues	**11,935,899**	14,092,722
Expenses:		
Employee compensation and benefits	**4,482,825**	7,042,002
Transaction and clearance fees	**1,050,839**	1,296,072
Charitable contributions	**1,741,287**	2,321,746
Other operating expenses	**1,047,879**	1,087,916
Rent and utilities	**372,545**	250,771
Professional fees	**578,433**	402,983
Communication and information systems	**197,946**	161,084
Interest expense	**8,185**	9,715
Depreciation and amortization	**129,230**	124,096
Total expenses	**9,609,169**	12,696,385
Income before provision for income taxes	**2,326,730**	1,396,337
Provision for income taxes	**318,381**	314,126
Net income	**$ 2,008,349**	$ 1,082,211

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Retained Earnings	Stockholders' Equity
Balance at January 1, 2005	$ 150,000	$ 10,718,114	$ 10,868,114
Net income for the year ended December 31, 2005		1,082,211	1,082,211
Less distributions to stockholders		(500,000)	(500,000)
Balance at January 1, 2006	$ 150,000	$ 11,300,325	$ 11,450,325
Net income for the year ended December 31, 2006		2,008,349	2,008,349
Less distributions to stockholders		(2,400,000)	(2,400,000)
Balance at December 31, 2006	$ 150,000	$ 10,908,674	$ 11,058,674

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 2,008,349	$ 1,082,211
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	129,230	124,096
Deferred rent	128,095	(20,847)
Unrealized (gain) loss in marketable securities	50,784	(153,527)
Changes in assets and liabilities:		
Securities owned, at market value	(11,371)	95,004
Receivable from clearing brokers, net	(3,021,182)	681,033
Interest receivable	(64,094)	28,418
Prepaid income taxes	123,550	(107,140)
Prepaid expenses and other current assets	62,039	(42,435)
Security deposits	(20,746)	(27,223)
Income taxes payable	28,298	(95,710)
Retirement plan contributions payable	91,742	17,369
Accrued expenses payable	90,034	148,041
Security deposit payable	8,298	-
Net cash provided by (used in) operating activities	(396,974)	1,729,290
Cash flows from investing activities:		
Decrease in short-term investment	-	101,763
Purchase of fixed assets	(10,763)	(146,382)
Net cash used in investing activities	(10,763)	(44,619)
Cash flows from financing activities:		
Principal payments under capital lease obligations	(42,230)	(29,957)
Net decrease in loans receivable from affiliates	129,178	445,081
Net increase (decrease) in due from other related parties	261,303	(250,000)
Net increase in due from affiliates	(49,105)	-
Increase (decrease) in due to affiliate	(1,400,000)	1,400,000
Increase (decrease) in due to stockholder	(1,000,000)	1,000,000
Distributions to stockholders	(1,500,000)	-
Net cash provided by (used in) financing activities	(3,600,854)	2,565,124
Increase (decrease) in cash and cash equivalents	(4,008,591)	4,249,795
Cash and cash equivalents at beginning of year	4,346,727	96,932
Cash and cash equivalents at end of year	$ 338,136	$ 4,346,727

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

NOTES TO FINANCIAL STATEMENTS

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers ("NASD"). The Company clears all its customer transactions through a correspondent broker-dealer on a fully disclosed basis. The Company, a New York State S Corporation, is headquartered in New York City and maintains a branch office in Florida and another branch office, which was established during 2006, in Israel.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - Commission income from customers' securities transactions and related expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on the trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value are also included as revenue from principal transactions.

Syndication revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an agent.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Depreciation and Amortization - For financial reporting purposes depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. For tax reporting purposes fixed assets are being depreciated based on accelerated methods in accordance with provisions of the Internal Revenue Code.

Income Taxes - Provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal, Florida, and New York State income tax law. Accordingly, no provision has been made for Federal and Florida income tax, since Federal income taxes are imposed on the shareholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Reclassifications - Certain prior year amounts have been reclassified to conform to the 2006 presentation.

3) OFF-BALANCE-SHEET RISK AND CONCENTRATIONS:

Pursuant to its respective clearing agreements, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the respective clearing agreements, the Company has agreed to indemnify the clearing broker for losses, if any, from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and the clearing firm monitor collateral on the customer accounts on a daily basis (See Note 4).

For the years ended December 31, 2006 and 2005, approximately 65% and 70%, respectively, of commission revenues were derived from one customer. Syndication revenue in 2005 was derived primarily from a private placement with another company.

The Company maintains its cash balances and temporary cash investments with high credit quality banking institutions. At times the balances may be in excess of the FDIC insurance.

4) RECEIVABLE FROM CLEARING BROKERS:

In March 2005, the Company entered into an agreement with National Financial Services, LLC (NFS), a Fidelity Investments Company, to act as its clearing broker. Prior to March 2005 the Company used Pershing, LLC (Pershing), a member of BNY Securities Group Co., as its sole clearing broker. The Company discontinued clearing transactions through Pershing in October 2005.

The net amounts due from the clearing brokers consist of the balances in the Company's various trading accounts maintained by Pershing and NFS, and are comprised as follows:

	December 31, 2006	December 31, 2005
Due from NFS	$ 3,405,653	$ 283,476
Due from Pershing	-	100,995
	$ 3,405,653	$ 384,471

Included in the receivable balance at December 31, 2006 and 2005, is a deposit of $100,000 required by NFS for operating the accounts. At December 31, 2005 the receivable balance also included a $100,000 deposit with Pershing. The Pershing deposit was returned to the Company in March 2006.

5) **SECURITIES OWNED:**

Marketable securities owned by the Company consist of trading and investment securities at market values, as follows:

	December 31, 2006	December 31, 2005
Municipal bonds	$ 5,148	$ 10,212
Corporate stocks	273,625	279,204
Stock warrants	-	28,770
	$ 278,773	$ 318,186

6) **OBLIGATIONS UNDER CAPITAL LEASES:**

Obligations under capital leases consist of various financing arrangements entered into by the Company to acquire certain machinery, equipment and computer software. The financing agreements bear interest at rates ranging from 11.4% to 18.7% per annum, with monthly payments ranging from $372 to $1,460, and maturities from November 2006 to April 2008. The obligations totaled $37,500 and $79,730 at December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, property and equipment relating to capital leases totaled $138,286, respectively. Depreciation of assets recorded under capital leases totaled $38,724 and $28,053 in 2006 and 2005, respectively.

The following is a schedule of future minimum lease payments as of December 31, 2006:

Year Ending December 31,	Amount
2007	$ 34,477
2008	5,840
Total minimum lease payments	40,317
Less: interest portion of payments	2,817
Present value of future minimum lease payments	$ 37,500

7) **RELATED PARTY TRANSACTIONS:**

Loans Receivable from Unconsolidated Variable Interest Entities – From 1995 through 2006 the Company advanced funds to the following variable interest entities (VIEs) that are affiliated through common ownership:

	Date of Inception	Type of Business	Loans Receivable at December 31, 2006	Loans Receivable at December 31, 2005
Middlegate Aviation, LLC	6/07/01	Transportation	$ 1,166,185	$ 1,058,509
Middlegate HCV5 Ventures, LLC	6/11/98	Investment Holdings	239,192	378,205
Middlegate HCV6, LLC	6/26/00	Investment Holdings	607,873	579,569
Middlegate Insurance Agency, LLC	2/17/95	Insurance Broker	100,883	23,442
Middlegate Ventures, LLC	6/23/00	Investment Holdings	5,071,444	5,283,823
Other	Various	Various	95,427	922,540
			$ 7,281,004	$ 8,246,088

The loans bear interest based on the Mid Term Applicable Federal Rate, have no definitive due date and are personally guaranteed by the respective members of the affiliated limited liability company, pro-rata to their membership interest in the entity. For the years ended December 31, 2006 and 2005, the effective interest rates were 4.79% and 4.05%, respectively. Interest income for the years ended December 31, 2006 and 2005 with respect to these loans totaled $358,325 and $353,801, respectively.

These VIEs are included in the scope of Revised Interpretation No.46 (FIN46(R)), Consolidation of Variable Interest Entities; however, the Company has determined that it is not the primary beneficiary of any of the entities and therefore they do not require consolidation in the Company's financial statements. The VIEs have no debt with other third parties with the exception of a single VIE that is obligated to a bank in the amount of $3,785,784, which is fully secured by the VIE's assets. Neither the Company nor the members have issued any guarantees relating to the VIEs. The Company's maximum exposure to loss would be limited to the loans it made to the VIEs (See Note 9(a)(ii)). The VIEs have total assets at December 31, 2006 and 2005 of approximately $14,825,000 (unaudited) and $9,439,000 (unaudited), respectively.

Due from Other Related Parties - The balance due from other related parties at December 31, 2006 and 2005 in the amounts of $450,800 and $453,803, respectively, represents amounts due from members of certain affiliates. The amounts bear interest based on the Mid Term Applicable Federal Rate and are due on demand.

Due from Affiliates - The balance due from affiliates at December 31, 2006 totaling $49,105, consists primarily of rent due in connection with office space subleased to certain affiliates (See Note 9 (a) (ii)).

Due to Affiliate - The balance due at December 31, 2005 in the amount of $1,400,000 represents short-term non-interest bearing advances from an affiliate through common ownership. The amount was repaid in January 2006.

Due to Stockholders - The balance due at December 31, 2006 and 2005 in the amounts of $305,800 and $1,047,500, respectively, represent non-interest bearing advances from stockholders that are due on demand.

Shared Costs - During a portion of 2006, the Company shared office space as well as certain administrative costs with an affiliate. The charges to the affiliate for the costs totaling $314,000 are reported as other income.

8) RETIREMENT PLANS:

The Company maintains a deferred compensation plan for its eligible employees. The Company may, at its discretion, contribute up to 25% of eligible compensation. The retirement plan expense for the years ended December 31, 2006 and 2005 was $439,963 and $338,576, respectively.

9) COMMITMENTS:

a) Leases -

i) The Company leased its New York City office under a ten-year operating lease which expired on May 31, 2006. Effective May 31, 2006, the lease was amended and the term was extended until May 31, 2016. In accordance with the original lease terms, the Company is maintaining a letter of credit in the amount of $60,000 to secure its obligations under the lease. The letter of credit is secured by a certificate of deposit of an equal amount. The amended lease provides for a rent abatement for the initial year of the new lease term and requires monthly payments of $20,280 from June 2007 through May 2011 and $22,360 from June 2011 through May 2016. The lease also provides for certain escalations over the base year, as defined in the lease. In accordance with SFAS No. 13 - "Accounting for Leases", the minimum rental payments due over the lease term are being amortized on a straight line basis at $19,292 per month over 120 months.

ii) In May 2006, the Company leased additional office space pursuant to an operating lease agreement expiring April 2010. The lease requires monthly rental payments of $20,240 for the first 9 months of the lease term and then $20,746 per month for the remaining 36 months and is subject to certain escalations in real estate taxes and certain operating expenses over the base year. The entire space is subleased on an informal month to month basis to several affiliated entities including VIEs. The rent charged to the affiliates equals the Company's rent obligation to the landlord resulting in the rent expense being fully offset by the sublease rental income. In connection with the sublease arrangement with one of the affiliates, the Company is holding a security deposit totaling $8,298.

iii) In July 2000, the Company entered into a lease for storage space. The lease agreement expires July 31, 2008 and requires a security deposit of $3,750 and an annual base rent of $15,000.

vi) The Company occupied temporary office space in Florida through August 2005, pursuant to a three month renewable lease agreement which required a monthly rent of $2,500. Effective June 28, 2005 the Company entered into a three year lease agreement with a two year renewal option. The lease requires monthly base rent of $6,241 plus the Company's pro rata share of the building's operating expenses, as defined in the lease. The lease also provides for a 4% annual increase and requires a security deposit of $25,985.

The following is a schedule of future minimum lease payments as of December 31, 2006:

Year Ending December 31,	Amount
2007	$ 480,298
2008	538,508
2009	492,312
2010	284,852
2011	257,920
Thereafter	1,185,080
	$ 3,238,970

Rent expense for the years ended December 31, 2006 and 2005 totaled $445,729 and $221,718, respectively. Rent expense was offset by $165,178 and $79,400 of sublease rental income in 2006 and 2005, respectively.

b) Clearing Agreements - Prior to March 2005 the Company cleared all its transactions pursuant to a clearing agreement with Pershing. In March 2005 the Company entered into a clearing agreement with NFS for an initial term of one year. (See Note 4) In January 2007, the agreement was amended and the initial term was extended until October 31, 2011. In the event the Company terminates the agreement with NFS prior to the expiration date, the Company is required to pay $40,000 per month for the remaining term of the agreement.

c) Employment Agreements - In connection with maintaining its Florida office the Company entered into employment agreements with two individuals employed as brokers. The terms of the agreements provide for base salary, commission, and minimum bonus. In addition, the agreements provide for an additional bonus equal to five (5%) percent of the net profit of the Florida office as defined in the agreements. In 2006 and 2005 a total of $396,666 and $362,885, respectively, was expensed in connection with the agreements.

10) REGULATORY REQUIREMENTS:

The Company is subject to Securities and Exchange Commission Rule 15c3-1 under which it is required to maintain minimum net capital of at least $250,000, pursuant to the Alternative Standard under paragraph (a)(1)(ii). At December 31, 2006, the Company's net capital of $2,861,639 exceeded minimum requirements by $2,611,639.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities in accordance with paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

11) CASH FLOW INFORMATION:

(a) For cash flow reporting purposes, the Company considers all highly liquid temporary cash investments with original maturities of three months or less, to be cash equivalents.

(b) Cash payments for interest and income taxes for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Interest	$ **8,185**	$ 9,715
Income taxes	**177,033**	528,585

(c) Noncash investing and financing activities:

During the year ended December 31 2005, the Company entered into capital lease obligations for equipment in the amount of $25,609 (See Note 6).

During 2006, certain stockholders of the Company, who are also members of an affiliate, assumed $641,700 of a loan receivable from the affiliate which was treated as a distribution to them by the Company. In addition, the other members of the affiliate assumed $258,300 of the loan payable to the Company resulting in a balance sheet reclassification.

During 2005, certain stockholders of the Company, who are also members of the affiliate, assumed $356,500 of a loan receivable from the affiliate which was treated as a distribution to them by the Company. In addition, the other members of the affiliate assumed $143,500 of the loan payable to the Company resulting in a balance sheet reclassification.

In addition, in 2005, certain stockholders of the Company, who are also members of another affiliate, as well as another member of the affiliate assumed $60,000 of the loan receivable from the affiliate resulting in a balance sheet reclassification.

SUPPLEMENTARY INFORMATION

MIDDLEGATE SECURITIES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Net capital:		
Total stockholders' equity from statement of financial condition		$ 11,058,674
Add: Taxes related to non-allowable assets		16,176
Total capital and allowable credits		11,074,850
Deduct: Non-allowable assets from statement of financial condition:		
Loans receivable from affiliates, including accrued interest of $182,783	$ 7,281,004	
Due from other related parties	450,800	
Due from affiliates	49,105	
Prepaid expenses and other current assets	62,546	
Furniture, equipment, computer software and leasehold improvements, net	215,575	
Restricted collateral deposit	60,000	
Security deposits	52,880	8,171,910
Net capital before haircuts		2,902,940
Deduct haircuts on securities (computed where applicable pursuant to Rule 15c3-1(c)):		
Municipal bonds	257	
Corporate stock	41,044	41,301
Net capital		$ 2,861,639
Minimum capital required		250,000
Excess of net capital over minimum requirement		$ 2,611,639

There are no material differences between the audited Computation of Net Capital included above and the corresponding net capital computation included in the Company's unaudited Form X-17 A-5 Part IIA filling as of December 31, 2006.

REPORT OF INDEPENDENT AUDITORS
ON INTERNAL CONTROL

LESHKOWITZ & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.

In planning and performing our audits of the financial statements and supplemental schedule of Middlegate Securities Ltd. (the Company), as of and for the years ended December 31, 2006 and 2005, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identity all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
February 23, 2007

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